Offering Statement for
Last Call for Redemption LLC
(“Last Call for Redemption,” “we,” “our,” or the “Company”)

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Last Call for Redemption LLC

   10817 W. STALLION RANCH RD

   Sunland, CA 91040

Eligibility

2. **The following are true for Last Call for Redemption LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Stephen Ferguson

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/02/2026	Present	Last Call For Redemption LLC	Producer/Director
07/01/2005	Present	Sculptor Body Molding Inc.	VP/ CFO

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Stephen Ferguson

Securities:	100,000
Class:	Class A Membership Units
Voting Power:	100.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Our company plans on developing a new A-to-Z business model in the development, finance, production, marketing and distribution of film by maximizing today's technology and using results-driven tactics, enabling independent filmmakers to bring fresh, new content directly to an underserved niche market via our own pay-per-view platform, cutting out traditional middlemen and reducing costs throughout the entire process, and therefore maximizing profits.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Last Call for Redemption LLC speculative or risky:**

1. Our success depends on our ability to consistently source and monetize compelling film content. Our business model depends heavily on our ability to identify, attract, develop, finance, and distribute films that appeal to our intended audience. Audience tastes in entertainment are highly subjective and difficult to predict, and films that we believe will perform well may fail to generate meaningful viewership or revenue. In addition, the independent film market is highly competitive, and there can be no assurance that high-quality filmmakers or desirable projects will choose to work with us rather than other production companies, distributors, studios, or streaming platforms. Even if we are able to secure content, there is no guarantee that such films will achieve commercial success or generate sufficient pay-per-view demand to justify production and marketing expenditures. A small number of unsuccessful releases, delayed releases, or poorly performing projects could materially impact our revenues, brand credibility, and ability to attract future projects. If we fail to build and maintain a strong pipeline of commercially viable content, our business and financial condition may suffer.

2. The niche audience we are targeting may be smaller, more expensive, or more difficult to reach than anticipated. Our strategy is based in part on the belief that there is an underserved niche market for the type of independent film content we intend to produce and distribute. However, our assumptions regarding the size, engagement level, purchasing behavior, and loyalty of this audience may prove to be incorrect. Even if such an audience exists, it may not convert into paying users at the rate we expect, or it may be fragmented across numerous platforms, channels, and communities. In addition, reaching niche audiences often requires highly targeted and ongoing marketing efforts, which can be expensive and may not generate predictable returns. If customer acquisition costs are higher than expected, or if our niche audience does not adopt our platform in sufficient numbers, our revenues and profitability may be materially affected. There is no assurance that our niche positioning alone will create a sustainable competitive advantage or meaningful market traction.

3. Our pay-per-view platform may fail to attract, retain, or convert users. A core component of our business is our proprietary or controlled pay-per-view platform, which we intend to use to distribute content directly to viewers. The success of this platform will depend on numerous factors, including user experience, streaming reliability, payment functionality, content discoverability, customer service, pricing, and repeat engagement. Consumers today have many entertainment options, including large streaming platforms, free ad-supported content, social media, and piracy, all of which may limit our ability to build a paying audience. If our platform experiences technical failures, poor user retention, limited traffic, low conversion rates, or customer dissatisfaction, our ability to generate recurring transaction-based revenue may be impaired. We may also need to invest significant capital into software development, maintenance, cybersecurity, hosting, and platform upgrades in order to remain competitive. There can be no assurance that our direct-to-consumer platform will gain sufficient traction to support our business model.

4. We may face significant competition from better-capitalized entertainment and technology companies. The film and digital content industries are highly competitive and rapidly evolving. We compete not only with independent producers and distributors, but also with major studios, streaming services, technology platforms, social media channels, aggregators, and direct-to-consumer entertainment companies that may have substantially greater financial, technical, marketing, and operational resources than we do. Many of these competitors have established brands, large user bases, existing creator relationships, and proven distribution infrastructure. These competitors may be able to acquire content more aggressively, outspend us on marketing, offer more attractive economics to filmmakers, or provide consumers with broader or lower-cost content libraries. As a result, we may struggle to differentiate ourselves, gain market share, or maintain favorable economics. Increased competition could reduce our margins, raise our customer acquisition costs, and limit our growth prospects, which may adversely affect the value of an investment in our company.

5. Film production and release schedules are inherently uncertain and may lead to delays, cost overruns, or revenue disruption. The production and commercialization of film content involve numerous variables that are often outside of our control, including script development delays, talent availability, permitting, labor issues, production mishaps, post-production challenges, licensing concerns, and

marketing timing. Delays or disruptions at any stage of development or production can materially increase costs and postpone anticipated release dates, which in turn may delay or reduce expected revenue. Because our business model contemplates revenue generation from produced or distributed content, any inability to bring projects to market on schedule may create cash flow strain and impair investor expectations regarding growth. In addition, certain films may require substantial upfront expenditures before any revenue is realized, and there is no guarantee those costs will be recovered. If multiple projects are delayed or underperform, our business could be materially adversely affected.

6. Sensitive themes in our films may limit our ability to secure distribution, partnerships, advertising, or platform support. Even if a film is artistically strong or well-received by a target audience, content involving sensitive or controversial themes may face resistance from distributors, promotional partners, payment processors, advertisers, media outlets, platform providers, talent representatives, or other third parties that are important to our business model. Certain counterparties may be unwilling to associate with projects they believe could create legal, reputational, political, or commercial risk, regardless of the actual quality or intent of the film. As a result, films containing such themes may receive reduced promotional support, limited visibility, restricted placement, fewer monetization opportunities, or higher barriers to market entry. This may be especially impactful for a company like ours that intends to use direct distribution and targeted marketing strategies to reach audiences efficiently. If sensitive subject matter limits our ability to distribute or market content effectively, it could materially reduce the commercial viability of one or more projects.

7. Our content may address sensitive or controversial subject matter that could limit audience acceptance and commercial performance. Some of the films we may develop, produce, market, or distribute may address themes that are considered sensitive, controversial, polarizing, emotionally charged, or socially divisive. Such themes may include, among other things, violence, trauma, mental health, race, politics, religion, sexuality, abuse, crime, family conflict, or other difficult subject matter. While we may believe such content has artistic, cultural, or commercial value, there can be no assurance that audiences will respond positively or that such content will achieve broad commercial acceptance. Content involving sensitive subject matter may generate criticism, negative publicity, social media backlash, audience boycotts, or reputational harm, whether justified or not. In some cases, potential viewers may avoid such content entirely, reducing demand and limiting monetization opportunities. If our films fail to resonate with audiences, or if controversy surrounding the subject matter discourages viewership, our revenues, growth prospects, and financial condition could be materially adversely affected.

8. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

9. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

10. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

11. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

12. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

13. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

14. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

15. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

16. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

17. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

18. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Last Call for Redemption LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $210,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

    Funds will be used to create the entire film from pre-production through post-production, submit the finished film to various film festivals and then market the film to be sold via our own website with streaming capabilities in as detailed in the table below.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Intermediary Fees	$490	$10,290
Production	$9,510	$106,000
Cast	$0	$34,850
Post-Production	$0	$10,000
General and Administration	$0	$15,000
Legal	$0	$6,360
Marketing	$0	$25,000
Insurance	$0	$2,500
Total Use of Proceeds	**$10,000**	**$210,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on Netcapital to purchase securities, both investors and Last Call for Redemption LLC must agree that a transfer agent, which keeps records of our outstanding Class B Membership Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $2.10 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on Netcapital.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

   The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
   The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

    ## Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Membership Units	100,000	100,000	Yes	
Class B Membership Units	100,000	0	No	Non Voting

    ## Options, Warrants and Other Rights

    None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's operating agreement can be amended by the holders of the member units. As non-voting and minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding member units give management voting control of the Company. As a non-voting and minority owner, you can expect to be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our members may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional member units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our Class B units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our Class B units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of Class B units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offerings has Last Call for Redemption LLC conducted within the past three years?**

   None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   1. **any director or officer of the issuer;**
   2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
   3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
   4. **any immediate family member of any of the foregoing persons.**

   No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

   No.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

   Last Call for Redemption, LLC is an independent film production formed to develop, finance, produce, and distribute motion picture content. The production focuses on character-driven, independent material to be produced under a lean business model. Its strategy includes raising capital directly from investors and audiences through crowdfunding and other alternative financing methods. The company was formed on February 2, 2026 in the State of California. Terry Shea and Lauren Shea (collectively, the "Executive Producers") have agreed to advance funds to the Company, from time to time and as needed, to support the budget of the Project, in an aggregate amount not to exceed Two Hundred Thousand Dollars ($200,000) (the "Advances"). The Company shall reimburse the Executive Producers for any Advances made, up to an aggregate amount of Two Hundred Thousand Dollars ($200,000), subject to the availability of funds and in accordance with the Company's distribution provisions. In the event that the Company's Regulation Crowdfunding offering fails to raise the full target amount of Two Hundred Ten Thousand Dollars ($210,000), the Executive Producers agree to contribute an amount equal to such shortfall. Any such additional contribution shall be treated as a capital contribution and, in exchange, the Executive Producers shall be issued in Class B Membership Units on the same terms as other Class B investors, in an amount corresponding to such contribution. It is our intentions for Investors to possibly receive a 100% Return Of Investments from profits first, when profitable and then any profits from there on out will be split 50/50 between the investors and company.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Last Call for Redemption LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206. The following are the transcripts of the video shown on the company's offering page: Video #1: Sit down. I said sit the f*** down. John, who are you? Now let's talk about who I was. You know I can't do that goddamnit. Your only way out John. Help! Help, please! Video #2: Uh, this video is for any potential investors out there, and especially we hope members of the Clawson community, both past and present. Terry, another fellow Clawson alum, and I have gotten together to create what we feel is a different and unique business model in the movie industry. Um, and before I get started, as mentioned in the operating agreement, the plan is that investors would be the first to be paid back from any potential revenue. Um, and then once they are reimbursed for their initial investment, any additional revenue would then be split 50/50 between the production company and the investors. So here are the five points to our plan that we feel make it unique and could potentially increase our chances of success. Number one, finance. Um, instead of focusing on just a few large investors, we want to get as many small investors involved as possible. Um, in fact, for us, the more the marrier, we feel this will be very important when it comes time to promote and sell the film. Number two, lower production cost. So we want to focus on films that would typically be considered very moderate in budget, that focus on distinctive and unique stories that we feel would appeal to a specific audience, which may be much larger than we previously anticipated. Um, if you check out the Indy Wire article linked on this page, you'll see that research referenced in that article suggests there's a significant audience demand for independent film content that is not always widely available in the current marketplace. We see that as something we can really be able to

possibly take advantage of. Number three, an incentivized business model. So by utilizing an incentived business model where, if the film performs well, everyone involved—investors, cast, and crew—may also benefit alongside the company. Um, we feel this would inspire a stronger collaboration, a stronger commitment to the success of the project. Number four, a targeted niche market. So we want to first submit the film to several different film festivals with the goal of achieving acculades and/or good reviews, and then utilize anyone who's involved in the project or beyond that wants to help promote the film, in addition to an initial proposed marketing budget of $25,000 to be used toward targeted digital advertising via social media directed at our clearly def find nich market. While reinvesting up to 50% of revenue back into additional advertising, we feel this can help expand audience reach and therefore potentially increase sales. Number five, sell the film ourselves. This may be the most important one of all. So by attempting to sell the film ourselves on our own website on a payperview basis, utilizing third-party streaming platforms on the back end of our website for what would be considerably a very nominal fee, we feel we can avoid many middle men and therefore retain a much higher percentage of revenue than many other forms of distribution. So the overall go our decrease as much as possible through the entire process while retaining the highest amount of revenue possible, which may allow us to reach profitability faster and quicker. What we focus on, what we feel is the most important aspect of a film, a story that moves people. Um, you know, we feel this is a very exciting time for independent filmmaking, as similar to the evolution of the music industry. We feel that now technology has not only made it much cheaper for anyone to be able to create their own film, but also now to connect with their audience. Um, the company may look to acquire and develop additional films to be produced under a similar model. Independent filmmaking does involve many different industries, not only the entire creative side but the entire business side. And I know there are many cross and alums out there that have been very successful at what they do, both creatively and technically. Um, and because so much can be done these days, it just allows individuals from many different backgrounds and locations to possibly participate in any future projects, which I think would be awesome. Um, obviously, circumstances allow. We've currently shot approximately 15% of the film. Out of that initial shoot, we've cut a promotional trailer, which you can see on this page. So please make sure to check it out. The film does deal with sens matter. Although we feel it's important, we feel it's material, it may not appeal to everyone. So please make sure to read over those disclosures carefully. Um, you know, Terry and I are really excited about the prospect of this film. We would hope that it could be largely backed by the Clawson community. Um, we think it would be great, you know, if a small town like Clawson could get together and work together toward a common goal and really show what it's capable of. We think that would be awesome. Um, we want to be able to bring something that is not only fun and meaningful to everyone involved but also potentially profitable. Um, I will, you know, attempt to shoot behind-the-scenes footage, which I hope to be able to show to you guys and help you feel like you're coming along for the ride as much as possible. So thank you for taking the time to watch this video. We really hope you get involved and we could have some fun together. Yeah.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Formation: certificateofformation.pdf
    Operating Agreement: operatingagreement.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://lastcallforredemption.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.